# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 05/18/2026
Amends the filing with accession number 0001683168-25-007688
Filed by CIK 0001227848
Persons authorized to receive notices and communications: Edward Smolyansky, 1219 N Wells St, Chicago, Illinois (IL), 60610, 847-967-1010

## Reporting persons
- Ludmila Smolyansky (CIK 0001227848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 712,823; shared voting power 75,000; sole dispositive power 712,823; shared dispositive power 75,000; aggregate amount beneficially owned 787,823 (5.2% of the class)
- Edward Smolyansky (CIK 0001227847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,385,975; shared voting power 575,000; sole dispositive power 2,385,975; shared dispositive power 575,000; aggregate amount beneficially owned 2,960,975 (19.7% of the class)
- The Edward Smolyansky Trust 2/2/16: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,233,333; shared voting power 0; sole dispositive power 1,233,333; shared dispositive power 0; aggregate amount beneficially owned 1,233,333 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 19, 2026, for purposes of Rule 13d-3 under the Exchange Act, (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 787,823 shares of Common Stock, no par value, of the issuer ("Common Stock"), representing approximately 5.2% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 2,960,975 shares of Common Stock, representing approximately 19.7% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 3,673,798 shares of Common Stock, representing approximately 24.5% of the outstanding shares of Common Stock. In accordance with Rule 13d-101 under the Exchange Act, the foregoing percentage calculations were based on 15,025,478 shares outstanding as of May 19, 2026, which is based on 15,281,888 shares reported by the Company to be outstanding as of May 14, 2026 in the Company's prospectus supplement dated May 14, 2026 and filed with the Securities and Exchange Commission on May 18, 2026, adjusted to reflect the repurchase by the Company of an estimated 256,410 shares on or about May 19, 2026, as referenced in the prospectus supplement. The reporting persons do not hereby concede that all such reported outstanding shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone USA Public Benefit Corporation, and the reporting persons reserve all rights.
Number of shares as to which each person has sole or shared power to vote or dispose: Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 712,823 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Ludmila Smolyansky is a director. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,385,975 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock held by Smolyansky Family Holdings LLC, over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Edward Smolyansky is a director. Each of Ludmila Smolyansky and Edward Smolyansky disclaims beneficial ownership of the 75,000 shares held by the Ludmila and Edward Smolyansky Family Foundation. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock. The Filing Persons together have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,173,798 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock.
Transactions in the class effected during the past sixty days:
(c) There have been no transactions in the shares of Common Stock by any of the filing persons during the past sixty days, other than the following sales of Common Stock by the Ludmila Smolyansky Trust 2/1/05 (the "LS Trust"), of which Ludmila Smolyansky is the trustee, and by Edward Smolyansky, in each case in ordinary broker transactions entered into on the dates shown:
Seller: LS Trust Date: April 20, 2026 Number of Shares: 15,000 Price: $26.50
LS Trust Date: May 15, 2026 Number of Shares: 20,000 Price: $24.64
Edward Smolyansky Date: May 14, 2026 Number of Shares: 22,818 Price: $25.25
Edward Smolyansky Date: May 14, 2026 Number of Shares: 2,182 Price: $26.28
Edward Smolyansky Date: May 15, 2026 Number of Shares: 11,388 Price: $24.21
Edward Smolyansky Date: May 15, 2026 Number of Shares: 12,612 Price: $25.46

## Signatures
- Ludmila Smolyansky: /s/ Ludmila Smolyansky, Ludmila Smolyansky (05/20/2026)
- Edward Smolyansky: /s/ Edward Smolyansky, Edward Smolyansky (05/20/2026)
- The Edward Smolyansky Trust 2/2/16: /s/ Edward Smolyansky, Edward Smolyansky, Trustee (05/20/2026)